nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com

02060423

16 October, 2002

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

NOV 13 2002

180

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on October, 2002 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

nH HOTELES
INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
Spain

t. +34 91 451 97 18
f. +34 91 451 97 30
t.bittini@nh-hotels.com
www.nh-hoteles.com

FILE NUMBER
82 - 4780

Madrid. Wednesday, 16th October 2002

NH Hotel Group
Sales Figures: January – September 2002

CONSOLIDATED SALES AT THE NH HOTELS GROUP REACHED €640.25M IN THE FIRST NINE MONTHS OF 2002, AN INCREASE OF 17%

- **Hotel sales reached €616.51m, up 20.3% compared to the same period last year.**
- **This growth was partly due to the new subsidiaries NH Mexico and the hotels acquired from the Germany company Astron, as well as to the contribution made by the new openings. In the five months since their consolidation, the Astron hotels contributed 13% to the group's hotel sales.**
- **In comparable hotels, the improvement observed in the second quarter of 2002 compared to the first was confirmed over the summer months. Sales in the first nine months of 2002 fell by 2.5%, compared to 2.7% in the year to June. RevPar eased by 3.7%, with stable average prices and occupancy at high levels and only 2.8 points lower than in the same period in 2001.**
- **In Spain, the hotel business has improved throughout the year, particularly during the summer, and *sales in the nine months to September rose by 2.6% to €255.13m. In the comparable hotels,* RevPar slipped by 1.8%, compared to 3.5% in the year to June.**
- **In the rest of Europe (excluding Astron), sales of the hotel business eased by 3.3% to €220.68m. The main reason for this was a drop in the number of North American visitors to Amsterdam, and the bad weather experienced during the summer. In the comparable hotels, RevPar fell by 6.3%, compared to 4.5% in the year to June.**
- **7.5% of the group's hotel sales were accounted for by Latin America. NH Mexico posted sales of €39.84m, and the Mercosur hotels sales of €6.6m.**
- **Sotogrande's property sales reached €20.9m, two thirds of the amount posted in the first nine months of 2001, as the majority of handovers are expected to take place in the fourth quarter. The strong performance of this business is reflected in the level of committed sales (€63.5m), which were 16% higher than at the end of September 2001.**

FILE NUMBER
82 - 4780

SALES BREAKDOWN (*) Management fees not included	Jan - Sep 2002 M Eur.	Jan - Sep 2001 M. Eur	2002/2001 % Change
Madrid	77,00	81,13	-5,09%
Barcelona	56,63	58,14	-2,60%
Rest of Spain	100,39	97,61	2,85%
NH Comfort Spain	9,31	8,67	7,38%
Spain Comparable	**243,33**	**245,55**	**-0,90%**
Spain Non-comparable	11,80	3,07	284,36%
Total Spain	**255,13**	**248,62**	**2,62%**
Amsterdam	85,30	90,95	-6,21%
Rest of The Netherlands	74,11	76,14	-2,67%
Brussels	15,69	17,39	-9,78%
Rest of Belgium	5,88	6,20	-5,16%
Rest of the world and Restaurants	23,81	23,67	0,59%
Rest of Europe Comparable	**204,79**	**214,35**	**-4,46%**
Rest of Europe Non-comparable	15,89	13,85	14,73%
Astron	81,58	-	-
Total Rest of Europe	**302,26**	**228,20**	**32,45%**
TOTAL EUROPE COMPARABLE	**448,12**	**459,90**	**-2,56%**
TOTAL HOTEL SALES IN EUROPE	**557,39**	**476,82**	**16,90%**
Mercosur	6,55	11,32	-42,14%
Mexico	39,84	12,49	n.a
Casino + Retamares	11,70	10,51	11,32%
Other hotel revenues (*)	1,03	1,11	-7,21%
TOTAL HOTEL SALES NH GROUP	**616,51**	**512,25**	**20,35%**
Real Estate Sales Sotogrande	20,90	32,04	-34,77%
Other revenues Sotogrande	2,84	3,29	-13,68%
TOTAL CONSOLIDATED SALES NH GROUP	**640,25**	**547,58**	**16,92%**

COMMENTARY

Consolidated sales of the chain's hotel business jumped by 20.4% to €616.51m, excluding hotel management fees.

The new subsidiaries made an important contribution: NH Mexico, which was consolidated effective 1st July 2001, and the hotels in the Astron chain, which were acquired on 29th April and consolidated effective 1st May 2002.

I. EUROPEAN HOTEL BUSINESS PERFORMANCE

The hotel business in Europe improved sales by 17% compared to the first nine months of 2001, to €557.39m. 13% of these sales were attributable to the Astron hotels.

Excluding the Astron hotels, sales were flat thanks to the contribution made by the new openings, which accounted for 5% of hotel sales in Europe.

Sales at the comparable hotels in Europe reached €448.12m, down 2.6% and much in line with the first quarter performance. RevPar eased by 3.7%, compared to 3.9% in the year to June. Average prices continue to be stable, and occupancy continues at high levels, only 2.8points below the levels in the same period in 2001.

When comparing 2002 data with the previous year, bear in mind that occupancy and RevPar were still at exceptionally high levels in the first half of 2001, following the trend observed in 2000. In addition, September 11th also had a relatively limited impact on the NH group in the third quarter of last year.

FILE NUMBER
82 - 4780

Performance in Spain (41% of the group's hotel sales)

In Spain, the hotel business has improved over the course of the year, particularly during the summer months. Cumulative sales in the year to September have edged up 2.6% to €255.13m, with new openings accounting for 4.6% of this.

In comparable hotels, RevPar fell by only 1.8%, compared to 3.5% in the year to June, and sales were almost flat, down just 0.9% compared to 2.4% decrease in the first half.

In Madrid (12% of hotel sales) and Barcelona (9% of hotel sales), things started to improve in May and gathered momentum in the summer. As a result, there was a considerable improvement in sales between the third quarters of 2002 and 2001.

RevPar at the comparable hotels slid by 5.7% and 2.7% in Madrid and Barcelona respectively, on the back of stable prices and occupancy of 71.5% in Madrid and 77.3% in Barcelona.

In the rest of Spain (16% of hotel sales), the hotels are still performing well, with RevPar growth of 1.3% in the first nine months of the year. The limited service hotels in Spain (1.5% of hotel sales) continued to post strong growth in RevPar (9% in the year to September), and also improved occupancy levels by 2.5 points to 63%.

Performance in the Rest of Europe (49% of group hotel sales)

Central European hotel sales jumped by 32% to €302.3m, mainly thanks to sales at the 53 hotels in Germany and Austria acquired from the Astron chain, which have made a contribution of €81.58m since May 1st, 2002.

Excluding the contribution made by Astron, hotel sales in the rest of Europe declined by 3.3% to €220.68m. Sales from non-comparable hotel and new openings soared by 15%.

At the comparable hotels, sales fell by 4.5%, compared to 3% in the year to June, due to fewer visitors from North America and the bad weather in the summer. RevPar slid by 6.3%, compared to 4.5% in the year to June, on the back of stable prices and a 3.5 point fall in the occupancy level.

In Amsterdam (14% of hotel sales), corporate and North American guest numbers were down, RevPar was down 5.9% in the year to September, and overall occupancy deteriorated by 3.4% to 84.3%. Performance in the other Dutch cities followed a similar pattern.

In Brussels (2.5% of hotel sales), weaker demand together with competition from other chains, led to RevPar sliding by 11.8%. It is expected that this situation will improve once the re-branding process is underway and marketing has been stepped up.

II. HOTEL PERFORMANCE IN LATIN AMERICA

The hotels in Latin America accounted for 7.5% of group hotel sales.

In Mexico (6.5% of hotel sales), RevPar jumped 10% in the first nine months of the year. Average occupancy reached 58.34%, up 2.5 points in spite of lower visitor numbers from North America. In September this improvement was even more marked, as growth was more than 10 points higher than in September 2001.

NH Mexico's sales reached €39.84m. Bear in mind that this consolidated figure included four hotels which were previously on management contracts, and since 1st July 2002, two of them are now owned by NH Mexico and the other two are leased.

At the Mercosur hotels (1% of hotel sales), sales reached €6.55m, with average occupancy at 44.2%, only 4.7 points lower than in the first nine months of 2001. However, the impact of the Argentinean peso devaluation in ADR has been to push RevPar down by 55% in these hotels.

III. SOTOGRANDE'S PROPERTY BUSINESS

Sotogrande's property business posted €20.9m of sales. Due to a different completion pattern, this figure is 35% below the figure for the first nine months of 2001. These sales mainly reflect the handover of properties in the Marina.

Sotogrande also made €2.84m on non-property sales, including golf, water supply, rentals and other services.

Committed sales not yet included in the P&L amounted to €63.5m at 30th September 2002, compared to €52.9m in the first nine months of 2001. Around 37% of these committed sales are for plots in the new project called "La Reserva de Sotogrande", which was launched at the end of February, 2002.

Sotogrande - Breakdown of Property Sales

	Jan-Sep 2002		Jan-Sep 2001	
	€ '000	%	€ '000	%
Berths and commercial sites	332	1,59%	624	1,95%
Apartments and houses	25	0,12%	18.395	57,40%
Plots	2.433	11,64%	13.026	40,65%
La Marina	18.106	86,65%	0	0,00%
Total Property Sales	20.895	100,00%	32.044	100,00%

Breakdown of the hotel portfolio at 15th October 2002

		HOTELS OPERATED				SIGNED PROJECTS				TOTAL
		Owned	Leased	Managed	TOTAL	Owned	Leased	Managed	TOTAL	
Spain	Hotels	22	62	16	**100**	4	18	3	**25**	**125**
+Portugal	Rooms	3.116	7.110	1.307	**11.533**	344	2.329	332	**3.005**	**14.538**
The	Hotels	17	9	3	**29**	0	1	0	**1**	**30**
Netherlands	Rooms	3.921	1.278	265	**5.464**	0	207	0	**207**	**5.671**
Belgium	Hotels	11	1	6	**18**	0	0	0	**0**	**18**
	Rooms	1.510	241	441	**2.192**	0	0	0	**0**	**2.192**
Germany	Hotels	1	48	1	**50**	0	9	0	**9**	**59**
	Rooms	223	7.873	144	**8.240**	0	2.632	0	**2.632**	**10.872**
Suitzerland	Hotels	4	2	1	**7**	0	1	0	**1**	**8**
	Rooms	379	329	105	**813**	0	272	0	**272**	**1.085**
Austria	Hotels	0	6	0	**6**	0	0	0	**0**	**6**
	Rooms	0	797	0	**797**	0	186	0	**186**	**983**
Latam	Hotels	17	2	6	**25**	0	0	0	**0**	**25**
	Rooms	2.922	249	1.234	**4.405**	0	0	0	**0**	**4.405**
Rest of	Hotels	3	0	2	**5**	0	1	0	**1**	**6**
World (*)	Rooms	540	0	499	**1.039**	0	161	0	**161**	**1.200**
TOTAL	Hotels	75	130	35	**240**	4	30	3	**37**	**277**
	Rooms	12.611	17.877	3.995	**34.483**	344	5.787	332	**6.463**	**40.946**

(*) Hotels operated in Cuba, Southafrica, Israel, Ghana, Tunis and a signed project in Hungary.

FILE NUMBER 82 - 4780

OPERATING RATIOS	Jan-Sep 2002	Jan-Sep 2001	*2002/2001 change*
AVERAGE OCCUPANCY (%)			
Comparable Spain	66,84%	69,11%	-2,27%
Comparable Rest of Europe and other countries	66,96%	70,49%	-3,53%
Total Comparable	**66,89%**	**69,71%**	**-2,82%**
Non-Comparable Spain	57,20%	73,08%	-15,88%
Non-Comparable Rest of Europe NH and other GT hotels	48,74%	63,88%	-15,14%
Astron	63,15%	-	-
Mercosur	34,12%	48,41%	-14,29%
Mexico	58,34%	55,80%	2,54%
Total Consolidated	**63,22%**	**68,26%**	**-5,04%**
ADR (Avg. Daily Rate) (€)			
Comparable Spain	95,13	93,75	1,47%
Comparable Rest of Europe and other countries	87,88	89,06	-1,32%
Total Comparable	**91,98**	**91,69**	**0,32%**
Non-Comparable Spain	75,09	95,15	-21,08%
Non-Comparable Rest of Europe NH and other GT hotels	93,33	78,62	18,71%
Astron	61,25	-	-
Mercosur	35,82	71,95	-50,22%
Mexico	95,84	91,03	5,28%
Total Consolidated	**84,61**	**90,61**	**-6,62%**
REVPAR (€)			
Comparable Spain	63,58	64,79	-1,86%
Comparable Rest of Europe and other countries	58,84	62,78	-6,27%
Total Comparable	**61,53**	**63,92**	**-3,74%**
Non-Comparable Spain	42,95	69,54	-38,23%
Non-Comparable Rest of Europe NH and other GT hotels	45,49	50,22	-9,42%
Astron	38,68	-	-
Mercosur	12,22	34,83	-64,91%
Mexico	55,91	50,79	10,08%
Total Consolidated	**53,49**	**61,85**	**-13,52%**
AVG. NUMBER OF ROOMS			
Comparable Spain	9.432	9.435	
Comparable Rest of Europe and other countries	7.246	7.251	
Total Comparable	**16.678**	**16.686**	
Non-Comparable Spain	686	138	
Non-Comparable Rest of Europe NH and other GT hotels	924	722	
Astron	4.782	-	
Mercosur	1.257	840	
Mexico	1.386	408	
Total Consolidated	**25.713**	**18.794**	

nH
HOTELES

INVESTOR RELATIONS
DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 18
f. +34 91 451 97 30
t.bittini@nh-hotels.com
www.nh-hoteles.com

Madrid. 25th October 2002

NH Hotel Group

Quarterly Results Report: January- September 2002

CONSOLIDATED NET PROFITS INCREASED BY 3.5% IN THE FIRST NINE MONTHS OF 2002

- Group net profits reached €61.24m, 3.5% higher than in the same period last year. The group's consolidated revenues jumped 17.5% to €653.87m.
- This growth was partly due to the hotels acquired from Astron on 29th April this year, and to the contribution made by NH Mexico, which was not consolidated in the first nine months of 2001. New openings in Europe also made a significant contribution.
- The accounts also included €14.4m of exceptional profits, which were as a result of the sale and lease-back deal on four hotels in Spain in February 2002.
- Consolidated EBITDA reached €153.81m, 7% lower than in the same period last year and in line with the first half performance. This slide was mainly a reflection of weaker EBITDA in comparable hotels, together with a narrower *profit margin on new openings, the cost of re-branding the hotels in Europe and Mexico, higher operating costs at* NH Mexico and a smaller contribution from Sotogrande's property business.
- The hotel business posted a 21% surge in total revenues and a 16.5% improvement in Gross Operating Profit (GOP) excluding head office services. As a result, hotel EBITDA remained stable at €167.2m, in spite of higher leasing costs due to the sale and lease-back deal and the Astron hotels.
- As part of its Cost-savings Programmes, operating costs at comparable hotels were contained, falling by 1% and only increasing 1.2% when head office services were included.
- The hotels in Latin America accounted for 8% of total revenues and 6.8% of group EBITDA. The MERCOSUR hotels reached breakeven in the third quarter.
- Performance at Sotogrande's property business was in line, bearing in mind the different timetable for property handovers and the different sales mix, although the outlook for the year-end is good on account of the amount of confirmed sales which have not yet been booked.

nH HOTELES
INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 18
f. +34 91 451 97 30
www.nh-hoteles.com

HOTEL BUSINESS

The hotel business posted a gradual improvement throughout the first nine months of 2002 compared to the last quarter of 2001. However, bear in mind that the benchmark period – the first nine months of 2001 - included six exceptionally strong months for the sector, both in Spain and in the rest of Europe.

The hotel business posted a 21% surge in total revenues, and 16.5% in gross operating profits before leasing costs (GOP), compared to 13% cumulative in the year to June 2002. This growth was mainly thanks to the hotels acquired from Astron on 29th April this year, as well as to the contribution made by NH Mexico, which was not consolidated in the first half of 2001.

Altogether, EBITDA at the group's hotels (before costs of head office services) was steady at €167.2m, in spite of the higher leasing costs as a result of the consolidation of Astron and the sale and lease-back deal, although the latter were offset by lower depreciation and local authority taxes.

Comparable Hotels

In the first nine months of 2002, sales at comparable hotels fell by 2.6% and gross operating profits eased by 4.5%. EBITDA fell by 6.5% due to a 3% increase in leasing costs.

Among the improvements made under the auspices of the Cost-savings Programme was containment of operating costs in comparable hotels, which fell by 1% and increased by only 1.2% including head office costs. Head office costs were €6.3m higher than in the same period last year, mainly because part of hotel personnel wages and salaries have been transferred to central services, and to the costs of re-branding the hotels in Europe and Mexico.

- **In Spain**

Revenues at comparable hotels in Spain fell by 1.8% to €255.81 and EBITDA reached €86.66, 4.6% lower than in the first nine months of 2001. However, this performance was an improvement on the 5.8% slide in the year to June 2002.

The third quarter performance confirmed the improving trend seen throughout the year. Cumulative EBITDA in the year to September 2002 fell by 9.7% in Madrid and 7.5% in Barcelona, compared to 10% and 12% respectively in the year to June. However, 3 and 4 Stars hotels in the rest of Spain and budget hotels posted growth of 1.5% and 12% respectively, with positive margin growth compared to the first nine months of 2001.

- **In the rest of Europe**

Revenues at comparable hotels in the rest of Europe eased by 4.5% and EBITDA fell by 8.8%, both as a reflection of a weaker performance during the summer months compared to the 3.2% slide in EBITDA in the year to June 2002.

Hotel EBITDA in Amsterdam and Brussels was 11.5% and 22% lower, respectively, than in the first nine months of 2001. The re-branding of the hotels, the cost-savings programme and the marketing and sales actions underway should all help to improve this situation.

Non-comparable hotels in Europe

The hotels opened or refurbished in the last 12 months in Europe made a revenue contribution of €29.26m, or 4.6% of group hotel sales, and 2% of hotel EBITDA. These hotels dilute the group's EBITDA margins because they are in the early stages of development, and because a large proportion of them are leased.

Astron

The hotels acquired from the Astron chain contributed sales of €82.72m, amounting to 13% of the NH group's hotel business. Gross operating profits before leasing costs (GOP) were €32.1m, or 14% of the group total, and the contribution to EBITDA amounted to €4.13m.

Hotels in Latin America

The hotels in MERCOSUR and Mexico accounted for 8% of group revenues and 6.8% of EBITDA in the first nine months of the year, mainly thanks to NH Mexico, which was not consolidated in the first half of 2001.

Bear in mind that on 1st July 2002, NH Mexico consolidated another four hotels which had previously been operated under management contracts. As a result, the consolidation of NH Mexico made a significant impact on both the operating costs and the depreciation account of the group.

EBITDA in MERCOSUR was slightly in the red (-€1.1m), although these markets reached breakeven in the third quarter in spite of the difficult financial and economic situation. NH's positioning in MERCOSUR continues to be strategic for the long-term development of the NH hotel group.

nH HOTELES

INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 18
f. +34 91 451 97 30
t.bittini@nh-hotels.com
www.nh-hoteles.com

E NUMBER
32 - 4780

SOTOGRANDE PROPERTY BUSINESS

Sotogrande's revenues reached €23.7m, 33% less than in the first nine months of 2001. This was as a consequence of a different handover timetable and a different sales mix (see note dated 16th October). As a result, Sotogrande's contribution to group EBITDA fell by 37% to €7.86m.

The outlook for the year-end is good, given that confirmed sales at 30th September 2002 amounted to €63.5m, compared to €52.9m at the same time last year. 37% of these confirmed sales are for plots in the new "La Reserva de Sotogrande" development, which was launched at the end of February 2002. The first plots will be ready for handover at the end of this year.

FINANCIAL PERFORMANCE

The group's net borrowings amounted to €683m at end-September 2002, compared to €648m at the same date in 2001. The increase is mainly a reflection of the acquisition of 80% of Astron on 29th April 2002, although part of this was financed with the proceeds of the sale and lease-back deal on four hotels.

In spite of the increased borrowing at end-September 2002, net interest expenses fell by 20%. This was partially due to lower interest rates as well as to the large cash position enjoyed for the majority of the first nine months of the year, as the four hotels were sold in February 2002, and payment for Astron was made in two tranches, in May and July.

Currency devaluation in Latin America has resulted in a drop in the group's Conversion Reserves of €58.8m in addition to the €37.2 drop posted at year-end 2001. This did not make any impact on the consolidated results.

The following tables reveal:

1) **NH Hotel group consolidated P&L compared to the same period last year.**
2) **A breakdown of group SALES compared to the same period last year.**
3) **A breakdown of group EBITDA compared to the same period last year.**

NH HOTELES GROUP	*Jan-September 2002*		*Jan-September 2001*		*2002/2001*
P&L Account	**€m**	**%**	**€m**	**%**	**% change**
Sales from hotel business	630,15	96,4%	521,03	93,6%	20,9%
Real Estate sales	23,73	3,6%	35,33	6,4%	(32,8%)
TOTAL SALES	**653,87**	**100,0%**	**556,36**	**100,0%**	**17,5%**
Cost of real estate sales	(10,52)	(1,6%)	(17,18)	(3,1%)	(38,8%)
Direct operating costs	(406,78)	(62,2%)	(327,17)	(58,8%)	24,3%
Gross Operating profit	**236,57**	**36,2%**	**212,01**	**38,1%**	**11,6%**
Lease payments & property taxes	(82,75)	(12,7%)	(46,70)	(8,4%)	77,2%
EBITDA	**153,81**	**23,5%**	**165,31**	**29,7%**	**(7,0%)**
Depreciation	(52,18)	(8,0%)	(41,25)	(7,4%)	26,5%
Depreciation STG consolidation difference	(1,40)	(0,2%)	(1,85)	(0,3%)	(24,3%)
EBIT	**100,23**	**15,3%**	**122,21**	**22,0%**	**(18,0%)**
Net interest expenses	(23,41)	(3,6%)	(29,16)	(5,2%)	(19,7%)
Income from minority equity interests	(1,86)	(0,3%)	(0,96)	(0,2%)	93,8%
Net exceptional items	14,38	2,2%	(0,56)	(0,1%)	(2667,9%)
EBT	**89,33**	**13,7%**	**91,53**	**16,5%**	**(2,4%)**
Corporation tax	(21,88)	(3,3%)	(24,55)	(4,4%)	(10,9%)
NET INCOME BEFORE MINORITIES	**67,46**	**10,3%**	**66,98**	**12,0%**	**0,7%**
Minorities	(6,22)	(1,0%)	(7,82)	(1,4%)	(20,5%)
NET PROFIT	**61,24**	**9,4%**	**59,16**	**10,6%**	**3,5%**

nH HOTELES
INVESTOR RELATIONS DEPARTMENT

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 18
f. +34 91 451 97 30
t.b[illegible]@nh-hotels.com
www.nh-hoteles.com

SALES BREAKDOWN	Jan-September 2002 €m	Jan-September 2001 €m	2002/2001 % change
Comparables Spain	255,81	257,63	-0,71%
Total comparables rest of Europe	204,80	214,50	-4,52%
Total comparables Europe	**460,61**	**472,13**	**-2,44%**
Non-comparables Spain	13,37	3,26	310,12%
Non-comparables Rest of Europe	15,89	13,82	14,98%
Astron	82,72	-	-
Total Europe	**572,59**	**489,21**	**17,04%**
Mercosur	6,59	11,31	-41,73%
Mexico	45,34	14,18	-
Hotel management fees & Other - Europe	5,63	6,33	-11,06%
HOTEL SALES	**630,15**	**521,03**	**20,94%**
Total Sotogrande earnings	23,73	35,33	-32,83%
TOTAL CONSOLIDATED SALES (*)	**653,87**	**556,36**	**17,53%**

EBITDA BREAKDOWN	Ene-September 2002		Ene-September 2001		
	EBITDA €m	Margin %	EBITDA €m	Margin %	2002/2001 % change
Total Comparables Spain	86,66	33,9%	90,85	35,3%	-4,6%
Total Comparables rest of Europe	66,68	32,6%	73,15	34,1%	-8,8%
Total Comparables Europe	**153,34**	**33,3%**	**164,00**	**34,7%**	**-6,5%**
Non-comparables Europe	-1,63	-	-0,20	-	715,0%
Astron	4,13	8,4%	-	-	-
Mercosur	-1,11	-	0,20	1,8%	-
Mexico	12,46	28,1%	3,83	27,0%	-
TOTAL HOTEL BUSINESS	**167,19**	**26,8%**	**167,83**	**32,6%**	**-0,4%**
Head office services	-21,24	-	-14,88	-	42,7%
Sotogrande	7,86	33,1%	12,36	35,0%	-36,4%
TOTAL NH GROUP CONSOLIDATED (*)	**153,81**	**23,5%**	**165,31**	**29,7%**	**-7,0%**

(*) NH Mexico figures included in consolidation from 1st July onwards